SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In July 2006 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. directors.

Company name: TIM Participações S.A.
Group and Related Parties	(X) Board of Directors	( ) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies
Opening Balance
Security / Derivative	Security Description (2)	Quantity	% interest
			Same Type/Class	Total
Shares	Common registered	32	0.00000000	0.00000000
Shares	Preferred registered	28	0.00000000	0.00000000
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security / Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Closing Balance
Security / Derivative	Security Description (2)	Quantity	% interest
			Same Type/Class	Total
Shares	Common registered	32	0.00000000	0.00000000
Shares	Common registered	28	0.00000000	0.00000000

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In July 2006 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. Senior Managers.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	(X) Senior Management	( ) Audit Committee	( ) Technical or Advisory Bodies
Opening Balance
Security / Derivative	Security Description (2)	Quantity	% interest
			Same Type/Class	Total
Shares	Common registered	15	0,0000000	0,0000000
Shares	Registered Preferred	0	0,0000000	0,0000000
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security / Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Closing Balance
Security / Derivative	Security Description (2)	Quantity	% interest
			Same Type/Class	Total
Shares	Common registered	15	0,0000000	0,0000000
Shares	Registered Preferred	0	0,0000000	0,0000000

TIM PARTICIPAÇÕES S.A. CONSOLIDATED FORM
Director and Related Party Transactions– Art. 11 –CVM Instruction nº 358/2002

In July 2006 there were no security and derivative operations, as defined in article 11 of CVM Instruction nº 358/2002, carried out by TIM Participações S.A. Auditors. Changes presented in this report, reflect the merger of Tele Nordeste Participações S.A.. The balance is shown below.

Company Name: TIM Participações S.A.
Group and Related Parties	( ) Board of Directors	( ) Senior Management	(X) Audit Committee	( ) Technical or Advisory Bodies
Opening Balance
Security / Derivative	Security Description (2)	Quantity	% interest
			Same Type/Class	Total
Shares	Common registered	3,690	0.0000001	0.00000005
Shares	Registered Preferred	3,690	0.00000003	0.00000002
Activity in the month – describe each purchase or sale in the month (day, quantity, price and amount)
Security / Derivative	Security Description (2)	Intermediary	Deal	Day	Quantity	Price	Amount (R$) (3)
Purchase
Total Purchase
Sale
Total Sale
Closing Balance
Security / Derivative	Security Description (2)	Quantity	% interest
			Same Type/Class	Total
Shares	Common registered	3,690	0.0000001	0.00000005
Shares	Registered Preferred	3,690	0.00000003	0.00000002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 10, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer